This advertisement is neither an offer to purchase nor a solicitation of an offer to sell any securities of
Enerflex Systems Income Fund, Enerflex Holdings Limited Partnership or Toromont Industries Ltd.

November 16, 2009

TOROMONT INDUSTRIES LTD.

Notice of Offer to Purchase

all of the outstanding Trust Units
(together with associated rights under the unitholder rights plan) of

ENERFLEX SYSTEMS INCOME FUND
on the basis of, at the election of each holder,
(a) $13.50 in cash, or
(b) 0.5098 of a Toromont common share and $0.05 in cash,
for each Trust Unit of Enerflex Systems Income Fund subject, in each case, to pro ration

Toromont Industries Ltd. (“Toromont”) has commenced an offer (the “Offer”) to purchase all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights (the “URP Rights”) under the unitholder rights plan of Enerflex (together, the “Trust Units”) and all of the issued and outstanding class B limited partnership units of Enerflex Holdings Limited Partnership (“Enerflex LP”) together with any rights or other securities (the “ELP Rights”) that have been, or may be, issued to provide holders of Exchangeable LP Units the economic equivalent of URP Rights (together, the “Exchangeable LP Units” and, together with the Trust Units, the “Units”), other than any Units owned directly or indirectly by Toromont or its affiliates, including all Units issued after the date hereof but before the Expiry Time (defined below) upon the exercise, exchange or conversion of any options or other securities of Enerflex, Enerflex LP or their respective affiliates (other than URP Rights and any ELP Rights) that are exercisable or exchangeable for or convertible into Units on the basis of, at the election of each holder of Units, (a) $13.50 in cash, or (b) 0.5098 of a Toromont common share and $0.05 in cash, for each Unit, subject, in each case, to pro ration. The Offer, which is subject to certain conditions, is set forth in Toromont’s offer to purchase and the related offering circular dated November 16, 2009 (the “Circular”) and related letter of transmittal and notice of guaranteed delivery (collectively, with the Circular, the “Offer Documents”), copies of which will be filed with the securities regulatory authorities in Canada today and which will be available on the Canadian Securities Administrators’ website at www.sedar.com.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on January 7, 2010 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is subject to certain conditions that are described in the Circular, including, among others, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Trust Units which constitutes (i) together with the Trust Units owned by Toromont and its affiliates, at least 66 2/3% of the Trust Units outstanding (on a fully-diluted basis) and (ii) at least a majority of the Trust Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities laws. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Units deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Trust Units are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EFX.UN”. The closing price of the Trust Units on the TSX was $10.07 on October 16, 2009, the day on which Toromont announced that it had made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units. The Offer represents a 34.1% premium over the closing price of the Trust Units on October 16, 2009 and a 32.9% premium over the volume-weighted average trading price of the Trust Units over the 20 trading days ending on October 16, 2009.

Requests have been made to Enerflex and Enerflex LP for the use of Enerflex’s unitholder and optionholder lists, Enerflex LP’s unitholder list and security position listings for each of Enerflex and Enerflex LP for the purpose of disseminating the Offer Documents to holders of Units and holders of options or other securities of Enerflex, Enerflex LP or their respective affiliates that are exercisable or exchangeable for or convertible into Units. When these lists are provided, the Offer Documents and other relevant materials will be mailed to record holders of Units and holders of options or other securities of Enerflex, Enerflex LP or their respective affiliates that are exercisable or exchangeable for, or convertible into, Units and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists.

The Offer is made solely by the Offer Documents and is not being made to (nor will deposits be accepted from or on behalf of) holders of Units in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offer Documents contain important information that holders of Units should read before making any decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent for the Offer:

North American Toll free Phone: 1-888-518-6832
E-mail: contactus@kingsdaleshareholder.com